Jeffrey Baumel Jeffrey.baumel@dentons.com D +1 973 912 7189	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

August 7, 2025

Privileged and Confidential

VIA EDGAR

Kate Beukenkamp

Donald Field

Ta Tanisha Meadows

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Nomadar Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 29, 2025
File No. 333-284716

Dear Ms. Beukenkamp and Mr. Field:

By your letter dated August 5, 2025 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to Amendment No. 2 (the “Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”), filed with the Staff on July 29, 2025, by our client, Nomadar Corp. (the “Company”). This letter sets forth the Company’s response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via the EDGAR system. The changes made to the Registration Statement reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter regarding Amendment No. 2.

The Company has asked us to convey the following as its responses to the Staff.

Amendment No. 2 to the Registration Statement on Form S-1

Capitalization, page 38

1.	We read your responses to prior comments 2 and 3. Please tell us your consideration of including the $1 million due and payable to Cadiz CF within 24 months and the Yorkville Convertible Notes received subsequent to March 31, 2025 as additional debt on a pro forma basis.

Response: The Company respectfully advises the Staff that the $1 million payable to Cadiz CF within 24 months for the Participative Loan is already included in the pro forma column of the Capitalization table. The Company has revised the Capitalization table in Amendment No. 2. to make clear that the pro forma column includes the $1 million payable to Cadiz CF within 24 months for the Participative Loan and the Yorkville Convertible Notes. Please see the updates to the Cash and Total Liabilities line items of, and related footnotes to, the capitalization table on page 38 of the Registration Statement.

August 7, 2025 Page 2	dentons.com

Business, page 43

2.	We note your response to prior comment 4. Please further revise your disclosure to briefly describe in greater detail the ENJOYFOOTBALL (EJB) entity with which you have entered into an agreement to enroll players into the company’s training program (i.e., nature of business). Additionally, as applicable, pleases disclose whether EJB is a related party and, if so, revise your disclosure throughout the registration statement accordingly.

Response: The Company respectfully advises the Staff that the Company has briefly described this entity in greater detail in Amendment No. 3. The Company can confirm that EJB is not a related party.

Certain Relationships and Related Person Transactions, page 69

3.	Please revise to disclose and discuss the material terms of the Framework Agreement with Cadiz CF. Please also file the Framework Agreement as an exhibit to this registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure here and throughout Amendment No. 3 to disclose the material terms of the Framework Agreement, and has filed the Framework Agreement as an exhibit to Amendment No. 3.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 973-912-7189 or Jeffrey.baumel@dentons.com or Grant Levine at 212-768-5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Jeffrey Baumel
Jeffrey Baumel

JB